Filed Pursuant to Rule 433

Registration No. 333-217413

August 7, 2018

Final Term Sheet

Depositary Shares Each Representing a 1/1,000th Interest

in a Share of Series K Non-Cumulative Perpetual Preferred Stock

This final term sheet supplements the information set forth in the issuer’s preliminary prospectus supplement dated August 7, 2018 and the prospectus dated April 21, 2017.

Issuer:	U.S. Bancorp

Security:	Depositary shares, each representing 1/1,000th interest in a share of Series K Non-Cumulative Perpetual Preferred Stock with a liquidation preference of $25,000 per share

Size:	23,000,000 depositary shares ($575,000,000 aggregate liquidation preference)

Maturity:	Perpetual

Expected Ratings*:	A3 (Stable) / BBB (Stable) / BBB (Stable) / A (Stable) (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference:	$25 per depositary share

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 5.50% from the date of issuance

Dividend Payment Date:	15th day of January, April, July and October of each year, commencing on October 15, 2018

Optional Redemption:

The Series K Preferred Stock may be redeemed in whole, or in part, on or after October 15, 2023 at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series K Preferred Stock may be redeemed in whole, but not in part, prior to October 15, 2023 upon the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Trade Date:	August 7, 2018

Settlement Date:	August 14, 2018 (T+5)

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:	$0.4835 per depositary share

Net Proceeds (before expenses) to Issuer:	$563,879,620.35

Joint Book-Running Managers:	Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Goldman Sachs & Co. LLC Incapital LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange under the symbol “USB PrP”.

CUSIP / ISIN:	902973759 / US9029737593

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.  The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, U.S. Bancorp Investments, Inc. at 1-877-558-2607, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, UBS Securities LLC at 1- 888-827-7275 or Wells Fargo Securities, LLC at 1-800-645-3751.

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